FOR IMMEDIATE RELEASE                                    Thursday, July 24, 2003
(All amounts in U.S. dollars.
Per share information based on diluted
shares outstanding unless noted otherwise.)



                       CELESTICA ANNOUNCES SECOND QUARTER
                                FINANCIAL RESULTS


                                     SUMMARY

-        Company announces results within previously stated guidance
- Revenue of $1.6 billion, GAAP loss per share of ($0.18), adjusted loss per share of ($0.07)
- Company spent $120 million in the quarter to repurchase 9.15 million shares
-        Company spent $61 million for repurchase of convertible debt
- Company announces new normal course issuer bid, plans to repurchase up to additional 10% of its subordinate voting shares


TORONTO, Canada - Celestica Inc. (NYSE, TSX: CLS), a world leader in electronics manufacturing services (EMS), today announced financial results for the second quarter ended June 30, 2003.

For the second quarter, revenue was $1,598 million, down 29 per cent from $2,249 million in the second quarter of 2002 and up sequentially 1 per cent from the first quarter of 2003.

Net loss on a GAAP basis for the second quarter was ($39.6) million or ($0.18) per share, compared to net earnings of $40.4 million or $0.15 per share for the same period last year. The losses were attributable to lower year-over-year revenues and a $21.6 million charge associated with the company's restructuring activities.

Adjusted net earnings (loss) - defined as net earnings (loss) before amortization of intangible assets, gains or losses on the repurchase of shares and debt, integration costs related to acquisitions and other charges, net of tax - was a loss of ($12.1) million or ($0.07) per share, compared to adjusted net earnings of $69.4 million or $0.28 per share for the same period last year. (Detailed GAAP financial statements and supplementary information related to the reconciliation of adjusted net earnings (loss) to GAAP net earnings (loss) appear at the end of this press release). These results compare with the company's guidance for the second quarter, which was announced on April 15, for revenue of $1.55 - $1.75 billion and adjusted net earnings (loss) per share of ($0.10) to $0.02.

For the six-month period ended June 30, 2003, revenue was $3,186 million, compared to $4,401 million for the same period last year. GAAP Net loss was ($36.2) million or ($0.15) per share compared to net earnings $80.1 million or $0.30 per share last year. Adjusted net earnings were $0.7 million or a net loss of ($0.03) per share compared to net earnings of $132.8 million or $0.53 per share last year.

"We believe our second quarter results are at an inflection point in terms of both top line and operating margin performance," said Eugene Polistuk, chairman and CEO, Celestica. "Despite the difficulties in certain end markets, we are seeing more stability in demand overall. Similarly, we believe our operating margins have bottomed as we realize increasing benefits from our restructuring actions, particularly in Europe, and as we complete our operational transition to lower cost geographies in the second half of 2003."

NEW NORMAL COURSE ISSUER BID

Celestica's current normal course issuer bid, which commenced August 1, 2002, expires July 31, 2003. To date, Celestica has purchased 17,901,593 subordinate voting shares pursuant to its current normal course issuer bid at an average price of $13.03 per share (including 9,151,593 subordinate voting shares at an average price of $13.09 per share during the quarter). Under this program, Celestica can purchase an additional 731,754 shares.

Celestica announced it intends to launch a new normal course issuer bid, subject to the approval of the Toronto Stock Exchange, upon the expiry of the current normal course issuer bid. If the new normal course issuer bid is approved, Celestica will be authorized to repurchase, at its discretion, during the 12 months ending July 31, 2004, up to an additional 10 per cent of the public float of Celestica's subordinate voting shares on the open market, subject to the terms and limitations of such bids.

REPURCHASE OF CONVERTIBLE DEBT

During the quarter, the company spent $60.7 million to repurchase $116.9 million in principal amount of its outstanding Liquid Yield Option Notes (LYONs(TM)). Over the past 12 months, the company spent a total of $237.1 million to repurchase LYONs with a principal amount at maturity of $493.7 million.

Since the company began its share and debt repurchase activities in the third quarter of 2002, Celestica has spent approximately $607.3 million to repurchase senior subordinated notes, subordinate voting shares and LYONs.

"Celestica continues to be the only major EMS company buying back both stock and debt," said Polistuk. "We believe the use of our strong balance sheet for the expansion of our stock repurchase program and ongoing debt repurchases represents great value for shareholders over the long-term and reflects our commitment to drive shareholder value while continuing to pursue the appropriate and sustainable growth opportunities in our business."

OUTLOOK

For the third quarter ending September 30, 2003, the company anticipates revenue to be in the range of $1.55 billion - $1.70 billion and adjusted earnings (loss) per share to be between $0.02 and a loss of ($0.05). Despite continued pricing pressure and ongoing limited visibility in some of the company's core communications and IT infrastructure products, the guidance reflects anticipated organic revenue growth due to new program wins, and benefits from previously announced restructuring.

Management will host a conference call today discussing the company's second quarter results. The conference call will start at 8:30 a.m. EST and can be accessed at www.celestica.com.

SUPPLEMENTARY INFORMATION

In addition to disclosing detailed results in accordance with generally accepted accounting principles (GAAP), Celestica also provides supplementary non-GAAP measures as a method to evaluate the company's operating performance.

Management uses adjusted net earnings as a measure of enterprise-wide performance. As a result of the significant number of acquisitions made by the company over the past few years, management believes adjusted net earnings is a useful measure that facilitates period-to-period operating comparisons. Adjusted net earnings exclude the effects of acquisition-related charges (most significantly, amortization of intangible assets, and integration costs related to acquisitions), other charges (most significantly, restructuring costs and the write-down of goodwill and intangible assets), gains or losses on the repurchase of shares or debt, and the related income tax effect of these adjustments. Adjusted net earnings does not have any standardized meaning prescribed by GAAP and is not necessarily comparable to similar measures presented by other companies. Adjusted net earnings is not a measure of performance under Canadian or U.S. GAAP and should not be considered in isolation or as a substitute for net earnings (loss) prepared in accordance with Canadian or U.S. GAAP. The company has provided a reconciliation of adjusted net earnings (loss) to GAAP net earnings (loss) below.

ABOUT CELESTICA
Celestica is a world leader in the delivery of innovative electronics manufacturing services (EMS). Celestica operates a highly sophisticated global manufacturing network with operations in Asia, Europe and the Americas, providing a broad range of services to leading OEMs (original equipment manufacturers). A recognized leader in quality, technology and supply chain management, Celestica provides competitive advantage to its customers by improving time-to-market, scalability and manufacturing efficiency.

For further information on Celestica, visit its website at www.celestica.com.
                                                           -----------------
The company's security filings can also be accessed at www.sedar.com and
                                                       -------------
www.sec.gov.
-----------

SAFE HARBOUR AND FAIR DISCLOSURE STATEMENT
THIS NEWS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS RELATED TO OUR FUTURE GROWTH, TRENDS IN OUR INDUSTRY AND OUR FINANCIAL AND OPERATIONAL RESULTS AND PERFORMANCE THAT ARE BASED ON CURRENT EXPECTATIONS, FORECASTS AND ASSUMPTIONS INVOLVING RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL OUTCOMES AND RESULTS TO DIFFER MATERIALLY. THESE RISKS AND UNCERTAINTIES INCLUDE, BUT ARE NOT LIMITED
TO: THE CHALLENGES OF EFFECTIVELY MANAGING OUR OPERATIONS DURING UNCERTAIN ECONOMIC CONDITIONS; THE CHALLENGE OF RESPONDING TO LOWER-THAN-EXPECTED CUSTOMER DEMAND; THE EFFECTS OF PRICE COMPETITION AND OTHER BUSINESS AND COMPETITIVE FACTORS GENERALLY AFFECTING THE EMS INDUSTRY; OUR DEPENDENCE ON THE INFORMATION TECHNOLOGY AND COMMUNICATIONS INDUSTRIES; OUR DEPENDENCE ON A LIMITED NUMBER OF CUSTOMERS AND ON INDUSTRIES AFFECTED BY RAPID TECHNOLOGICAL CHANGE; COMPONENT CONSTRAINTS; VARIABILITY OF OPERATING RESULTS AMONG PERIODS; AND THE ABILITY TO MANAGE OUR RESTRUCTURING AND THE SHIFT OF PRODUCTION TO LOWER COST GEOGRAPHIES. THESE AND OTHER RISKS AND UNCERTAINTIES AND FACTORS ARE DISCUSSED IN THE COMPANY'S VARIOUS PUBLIC FILINGS AT www.sedar.com AND http://www.sec.gov, INCLUDING OUR ANNUAL REPORT ON FORM 20-F AND SUBSEQUENT REPORTS ON FORM 6-K FILED WITH THE SECURITIES AND EXCHANGE COMMISSION.

WE DISCLAIM ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

AS OF ITS DATE, THIS PRESS RELEASE CONTAINS ANY MATERIAL INFORMATION ASSOCIATED WITH THE COMPANY'S SECOND QUARTER FINANCIAL RESULTS ENDED JUNE 30, 2003 AND REVENUE AND ADJUSTED NET EARNINGS (LOSS) GUIDANCE FOR THE THIRD QUARTER ENDING SEPTEMBER 30, 2003. EARNINGS GUIDANCE IS REVIEWED BY THE COMPANY'S BOARD OF DIRECTORS.

Contacts:
Laurie Flanagan                                  Paul Carpino
Celestica Global Communications                  Celestica Investor Relations
(416) 448-2200                                   (416) 448-2211
media@celestica.com                              clsir@celestica.com

                                FINANCIAL SUMMARY

--------------------------------------------------------------------------------------------------------
GAAP FINANCIAL SUMMARY

THREE MONTHS ENDED JUNE 30                              2002             2003            CHANGE
--------------------------                              ----             ----            ------
          Revenue                                  $    2,249   M   $    1,598   M   $     (651)   M
          Net earnings (loss)                              40   M          (40)  M          (80)   M
          Net earnings (loss) per share            $     0.15       $    (0.18)      $    (0.33)

          Cash Provided by (Used in) Operations    $      237   M   $     (100)  M   $     (337)   M
          Cash Position at June 30                 $    1,684   M   $    1,455   M   $     (229)   M

SIX MONTHS ENDED JUNE 30                                2002             2003            CHANGE
------------------------                                ----             ----            ------
          Revenue                                  $    4,401   M   $    3,186   M   $   (1,215)   M
          Net earnings (loss)                              80   M          (36)  M         (116)   M
          Net earnings (loss) per share            $     0.30       $    (0.15)      $    (0.45)

          Cash Provided by (Used in) Operations    $      511   M   $      (15)  M   $     (526)   M
--------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------
ADJUSTED NET EARNINGS (LOSS) SUMMARY

THREE MONTHS ENDED JUNE 30                              2002             2003            CHANGE
--------------------------                              ----             ----            ------
          Adjusted net earnings (loss)             $       69   M   $      (12)   M  $      (81)   M
          Adjusted net EPS (1)(2)                  $     0.28       $    (0.07)      $    (0.35)

SIX MONTHS ENDED JUNE 30                                2002             2003            CHANGE
------------------------                                ----             ----            ------
          Adjusted net earnings                    $      133   M   $        1    M  $     (132)   M
          Adjusted net EPS (1)(2)                  $     0.53       $    (0.03)      $    (0.56)

ADJUSTED NET EARNINGS (LOSS) CALCULATION
                                                        THREE MONTHS              SIX MONTHS
                                                        ------------              ----------
                                                     2002         2003         2002        2003
                                                     ----         ----         ----        ----
          GAAP net earnings (loss)                 $   40  M   $  (40)  M   $   80   M   $  (36) M
          Add: amortization of intangibles             22  M       12   M       44   M       25  M
          Add: acquisition integration costs           10  M        -   M       14   M        -  M
          Add: other charges                            -  M       22   M        -   M       20  M
          Less: tax impact of above                    (3)M        (6)  M       (5)  M       (8) M
                                                   ------      ------       ------       -------
          Adjusted net earnings (loss)             $   69  M   $  (12)  M   $  133   M   $    1  M
                                                   ======      ======       ======       =======

 (1) For purposes of the diluted per share calculation for the three and six months ended June 30, 2002, the weighted average number of shares outstanding was 236.0 million and 236.5 million, respectively. Adjusted net EPS excludes the gain on the
     repurchase of convertible debt.
 (2) For purposes of the diluted per share calculation for the three and six months ended June 30, 2003, the weighted average number of shares outstanding was 218.0 million and 222.5 million, respectively. Adjusted net EPS excludes the gain on the
     repurchase of convertible debt.
------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------
GUIDANCE SUMMARY
            2Q VERSUS ACTUAL                         2Q 03 GUIDANCE        2Q 03 ACTUAL
            ----------------                         --------------        ------------
            Revenue                                $  1.55 B - $1.75 B       $ 1.6 B
            Adjusted net EPS                       $ (0.10)  - $0.02         $(0.07)

            FORWARD GUIDANCE(1)                      3Q 03 GUIDANCE
            -------------------                      --------------
            Revenue                                 $1.55 B  - $1.70 B
            Adjusted net EPS                        $(0.05) -  $0.02

(1) Guidance for the third quarter is provided only on an adjusted net earnings basis. This is due to the difficulty in forecasting the various items impacting GAAP net earnings, such as the amount and timing of the company's restructuring activities.
     Additionally, the company is active in repurchasing its subordinate voting shares and retiring its debt. Since the timing and pricing of these actions are uncertain, it is difficult to predict any gains or losses on repurchases during the quarter.

--------------------------------------------------------------------------------------------------------

                                 CELESTICA INC.

                           CONSOLIDATED BALANCE SHEETS
                          (IN MILLIONS OF U.S. DOLLARS)
                                   (UNAUDITED)

                                                          DECEMBER 31         JUNE 30
                                                             2002              2003
                                                       --------------       ----------
ASSETS
Current assets:
  Cash and short-term investments...................   $       1,851.0   $       1,454.8
  Accounts receivable ..............................             785.9             632.2
  Inventories ......................................             775.6             834.9
  Prepaid and other assets..........................             115.1             159.4
  Deferred income taxes.............................              36.9              38.8
                                                       ---------------   ---------------
                                                               3,564.5           3,120.1
Capital assets .....................................             727.8             692.2
Goodwill from business combinations ................             948.0             948.0
Intangible assets...................................             211.9             187.3
Other assets .......................................             354.6             387.5
                                                       ---------------   ---------------
                                                       $       5,806.8   $       5,335.1
                                                       ===============   ===============

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable..................................   $         947.2   $         911.2
  Accrued liabilities...............................             475.4             369.3
  Income taxes payable..............................              24.5              42.2
  Deferred income taxes.............................              21.5              21.4
  Current portion of long-term debt ................               2.7               3.2
                                                       ---------------   ---------------
                                                               1,471.3           1,347.3
Long-term debt......................................               4.2               1.8
Accrued pension and post-employment benefits .......              77.2              83.5
Deferred income taxes...............................              46.2              57.5
Other long-term liabilities.........................               4.3               7.1
                                                        --------------    --------------
                                                               1,603.2           1,497.2
Shareholders' equity:
  Convertible debt (note 3).........................             804.6             680.4
  Capital stock (note 4)............................           3,670.6           3,383.0
  Contributed surplus...............................               5.8              98.1
  Deficit...........................................            (294.7)           (340.6)
  Foreign currency translation adjustment...........              17.3              17.0
                                                        --------------    --------------
                                                               4,203.6           3,837.9
                                                        --------------    --------------
                                                       $       5,806.8   $       5,335.1
                                                       ===============   ===============

          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.
    THESE INTERIM FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE
                 2002 ANNUAL CONSOLIDATED FINANCIAL STATEMENTS.

                                 CELESTICA INC.

   CONSOLIDATED STATEMENTS OF EARNINGS (LOSS) AND RETAINED EARNINGS (DEFICIT)
             (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)

                                                           THREE MONTHS ENDED              SIX MONTHS ENDED
                                                                JUNE 30                         JUNE 30
                                                           2002            2003            2002           2003
                                                        -----------  --------------  -------------- ----------
Revenue................................................ $   2,249.2    $  1,598.4       $ 4,400.7     $  3,185.7
Cost of sales..........................................     2,087.2       1,549.6         4,086.6        3,061.2
                                                            -------    ----------       ---------     ----------
Gross profit...........................................       162.0          48.8           314.1          124.5
Selling, general and administrative expenses ..........        75.0          59.9           147.2          119.6
Research and development costs.........................         5.0           4.4             9.5            8.9
Amortization of intangible assets .....................        21.7          12.1            43.7           24.5
Integration costs related to acquisitions .............        10.2             -            14.1              -
Other charges (note 5).................................           -          21.6               -           20.0
                                                            -------    ----------       ---------     ----------
Operating income (loss)................................        50.1         (49.2)           99.6          (48.5)
Interest on long-term debt.............................         5.5           1.4            10.9            2.7
Interest income, net...................................        (4.1)         (2.9)           (7.8)          (7.5)
                                                            -------    ----------       ---------     ----------
Earnings (loss) before income taxes....................        48.7         (47.7)           96.5          (43.7)
                                                            -------    ----------       ---------     ----------
Income taxes:
  Current expense......................................         9.6           4.5            19.0            8.2
  Deferred recovery....................................        (1.3)        (12.6)           (2.6)         (15.7)
                                                            -------    ----------       ---------     ----------
                                                                8.3          (8.1)           16.4           (7.5)
                                                            -------    ----------       ---------     ----------
Net earnings (loss) for the period.....................        40.4         (39.6)           80.1          (36.2)

Retained earnings (deficit), beginning of period.......       198.2        (295.4)          162.7         (294.7)
Convertible debt accretion, net of tax.................        (4.4)         (3.5)           (8.6)          (7.5)
Loss on repurchase of convertible debt (note 3)........           -          (2.1)              -           (2.2)
                                                            -------    ----------       ---------     ----------
Retained earnings (deficit), end of period.............     $  234.2   $   (340.6)      $   234.2     $   (340.6)
                                                            ========   ==========       =========     ==========

Basic earnings (loss) per share (note 7)...............     $   0.16   $    (0.18)      $    0.31     $    (0.15)

Diluted earnings (loss) per share (note 7).............     $   0.15   $    (0.18)      $    0.30     $    (0.15)

Weighted average number of shares outstanding:
   - basic (in millions)...............................        230.2        218.0           230.0          222.5
   - diluted (in millions) (note 7)....................        236.0        218.0           236.5          222.5

          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.
    THESE INTERIM FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE
                 2002 ANNUAL CONSOLIDATED FINANCIAL STATEMENTS.

                                 CELESTICA INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                          (IN MILLIONS OF U.S. DOLLARS)
                                   (UNAUDITED)

                                                     THREE MONTHS ENDED              SIX MONTHS ENDED
                                                           JUNE 30                        JUNE 30
                                                    2002            2003           2002            2003
                                               --------------  -------------- --------------  ------------
CASH PROVIDED BY (USED IN):
OPERATIONS:
Net earnings (loss) for the period ................... $    40.4     $     (39.6)   $      80.1     $     (36.2)
Items not affecting cash:
  Depreciation and amortization.......................      77.5            56.4          156.5           112.6
  Deferred income taxes...............................      (1.3)          (12.6)          (2.6)          (15.7)
  Restructuring charges (note 5)......................         -            (4.9)             -            (4.9)
  Other charges (note 5)..............................         -               -              -            (1.6)
Other.................................................       1.8             1.5            4.2             5.6
                                                        --------     -----------    -----------     -----------
                                                           118.4             0.8          238.2            59.8
                                                        --------     -----------    -----------     -----------
Changes in non-cash working capital items:
  Accounts receivable.................................     (31.4)            1.8          (19.7)          153.8
  Inventories.........................................     122.0           (28.8)         280.6           (56.8)
  Prepaid and other assets............................      24.6           (11.1)         (12.4)          (44.3)
  Accounts payable and accrued liabilities............      (3.5)          (62.4)          16.6          (142.4)
  Income taxes payable................................       6.6            (0.5)           7.3            15.1
                                                        --------     -----------    -----------     -----------
  Non-cash working capital changes....................     118.3          (101.0)         272.4           (74.6)
                                                        --------     -----------    -----------     -----------
Cash provided by (used in) operations.................     236.7          (100.2)         510.6           (14.8)
                                                        --------     -----------    -----------     -----------

INVESTING:
  Acquisitions, net of cash acquired..................         -              -          (102.9)           (0.5)
  Purchase of capital assets..........................     (48.9)          (29.4)         (75.0)          (47.5)
  Proceeds from sale of capital assets................      21.0             -             21.0             1.8
  Other...............................................      (0.1)           (0.9)          (0.1)           (1.2)
                                                        --------     -----------    -----------     -----------
Cash used in investing activities.....................     (28.0)          (30.3)        (157.0)          (47.4)
                                                        --------     -----------    -----------     -----------

FINANCING:
  Bank indebtedness...................................      (0.4)              -           (1.7)              -
  Repayment of long-term debt ........................      (9.3)           (0.8)         (14.9)           (1.9)
  Deferred financing costs............................      (0.2)           (0.2)          (0.6)           (0.4)
  Repurchase of convertible debt (note 3).............         -           (60.7)             -          (136.8)
  Issuance of share capital...........................       1.4             1.1            4.6             3.3
  Repurchase of capital stock (note 4)................         -          (119.8)             -          (200.8)
  Other...............................................       0.7             2.6           (0.1)            2.6
                                                        --------     -----------    -----------     -----------
Cash used in financing activities.....................      (7.8)         (177.8)         (12.7)         (334.0)
                                                        --------     -----------    -----------     -----------

Increase (decrease) in cash...........................     200.9          (308.3)         340.9          (396.2)
Cash, beginning of period.............................   1,482.8         1,763.1        1,342.8         1,851.0
                                                        --------     -----------    -----------     -----------
Cash, end of period...................................  $1,683.7     $   1,454.8    $   1,683.7     $   1,454.8
                                                        ========     ===========    ===========     ===========

              Cash is comprised of cash and short-term investments.
                   Supplemental cash flow information (note 8)

          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.
    THESE INTERIM FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE
                 2002 ANNUAL CONSOLIDATED FINANCIAL STATEMENTS.

                                 CELESTICA INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)


1.    NATURE OF BUSINESS:

     The primary operations of the Company consist of providing a full range of electronics manufacturing services including design, prototyping, assembly, testing, product assurance, supply chain management, worldwide distribution and after-sales service to its customers primarily in the information technology and communications industries. The Company has operations in the Americas, Europe and Asia.

     Celestica prepares its financial statements in accordance with generally accepted accounting principles (GAAP) in Canada with a reconciliation to accounting principles generally accepted in the United States, disclosed in note 22 to the 2002 annual consolidated financial statements.

2.    SIGNIFICANT ACCOUNTING POLICIES:

     The disclosures contained in these unaudited interim consolidated financial statements do not include all requirements of GAAP for annual financial statements. These unaudited interim consolidated financial statements should be read in conjunction with the 2002 annual consolidated financial statements.

     These unaudited interim consolidated financial statements reflect all adjustments, consisting only of normal recurring accruals, which are, in the opinion of management, necessary to present fairly the financial position of the Company as of June 30, 2003 and the results of operations and cash flows for the three and six months ended June 30, 2002 and 2003.

     These unaudited interim consolidated financial statements are based upon accounting principles consistent with those used and described in the 2002 annual consolidated financial statements, except for the following:

(i)  IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS:

     Effective January 1, 2003, the Company early adopted the new CICA Handbook
Section 3063, "Impairment or Disposal of Long-Lived Assets" and the revised
Section 3475, "Disposal of Long-Lived Assets and Discontinued Operations," which are consistent with U.S. GAAP. These Sections establish standards for recognizing, measuring and disclosing impairment for long-lived assets held-for-use, and for measuring and separately classifying assets available-for-sale.

     Previously long-lived assets were written down to net recoverable value if the undiscounted future cash flows were less than net book value. Under the new standard, assets must be classified as either held-for-use or available-for-sale. Impairment losses for assets held-for-use are measured based on discounted cash flows. Available-for-sale assets are measured based on expected proceeds less direct costs to sell.

(ii) RESTRUCTURING CHARGES:

     Effective January 1, 2003, the Company adopted the new CICA Emerging Issues Committee Abstracts EIC-134, "Accounting for Severance and Termination Benefits," and EIC-135, "Accounting for Costs Associated with Exit and Disposal Activities," which establishes standards for recognizing, measuring and disclosing costs relating to an exit or disposal activity. These standards are similar to U.S. GAAP. The Company has applied the new standards to restructuring plans initiated after January 1, 2003.

     These EICs allow recognition of a liability for an exit or disposal activity only when the costs are incurred and can be measured at fair value. Previously, a commitment to an exit or disposal plan was sufficient to record the majority of costs.

3.   CONVERTIBLE DEBT

     During the quarter, the Company paid $60.7 to repurchase Liquid Yield Option(TM) Notes (LYONs) with a principal amount at maturity of $116.9. For the six months ended June 30, 2003, the Company paid $136.8 to repurchase LYONs with a principal amount at maturity of $270.7. Pursuant to Canadian GAAP, the LYONs are recorded as an equity instrument and bifurcated into a principal equity component and an option component. See the description in note 10 to the 2002 annual consolidated financial statements. The loss on the repurchase of LYONs of $2.1 for the quarter and $2.2 for the six months ended June 30, 2003, is charged to retained earnings (deficit) and apportioned between the principal equity and option components, based on their relative fair values compared to their carrying values. Consistent with the treatment of the periodic accretion charges, the amount relating to the principal equity component has been included in the calculation of basic and diluted earnings (loss) per share. See note 7.

4.   CAPITAL STOCK

     In April 2003, the Company amended the terms of its Normal Course Issuer Bid (which expires July 31, 2003), to increase the number of shares that may be repurchased, at its discretion, to 18.6 million. Through June 30, 2003, the Company has purchased a total of 17.9 million subordinate voting shares, including 9.2 million subordinate voting shares repurchased during the quarter at a weighted average price of $13.09 per share. Also see note 12.

5.   OTHER CHARGES:

                                                   THREE MONTHS ENDED                SIX MONTHS ENDED
                                                         JUNE 30                          JUNE 30
                                                  2002             2003            2002             2003
                                             --------------   --------------  --------------   -------------
    2001 restructuring (a)..................    $     -          $      -        $     -          $      -
    2002 restructuring (b)..................          -              16.3              -              16.3
    2003 restructuring (c)..................          -               5.3              -               5.3
    Gain on sale of surplus land............          -                 -              -              (1.6)
                                                -------          --------        -------          --------
                                                $     -          $   21.6        $     -          $   20.0
                                                =======          ========        =======          ========

(a)  2001 RESTRUCTURING:

     The Company completed the major components of its 2001 restructuring plan in 2002, except for certain long-term lease and other contractual obligations. The following table details the activity through the accrued restructuring liability:

                                                                                                   LEASE AND
                                                                                                     OTHER
                                                                                                  CONTRACTUAL
                                                                                                   OBLIGATIONS
    Balance at March 31, 2003................................................................       $     25.4
    Cash payments............................................................................             (2.2)
                                                                                                    ----------
    Balance at June 30, 2003.................................................................       $     23.2
                                                                                                    ==========

(b)  2002 RESTRUCTURING:

     The Company announced a second restructuring plan in July 2002, that focused on the consolidation of facilities and a workforce reduction. The following table details the activity through the accrued restructuring liability:

                                                                   LEASE AND
                                                    EMPLOYEE         OTHER           FACILITY
                                                  TERMINATION     CONTRACTUAL       EXIT COSTS
                                                       COSTS       OBLIGATIONS       AND OTHER         TOTAL
                                                  -----------     ------------      ----------         -----
    Balance at March 31, 2003................       $     58.4      $     41.0     $      6.8       $    106.2
    Cash payments............................            (23.6)          (12.1)          (2.8)           (38.5)
    Adjustments..............................              8.5            11.9            3.3             23.7
                                                    ----------      ----------     ----------       ----------
    Balance at June 30, 2003.................       $     43.3      $     40.8     $      7.3       $     91.4
                                                    ==========      ==========     ==========       ==========

     As of June 30, 2003, approximately 1,400 employee positions remain to be terminated by the end of 2003. A total of 850 employees were terminated during the quarter. The Company expects to complete the major components of its 2002 restructuring plan by the end of 2003, except for certain long-term lease and other contractual obligations.

     During the quarter, the Company adjusted its employee termination, lease and other contractual, and facility exit and other costs, by a total of $23.7, primarily due to settlement negotiations with third parties. The Company also adjusted its non-cash charge against capital assets by $(7.4). Included in the December 31, 2002 impairment charges were charges of $9.5 related to certain capital assets that were classified as available for sale. In the second quarter, the Company made amendments to its restructuring plans as a result of new business wins and customer requirements, and brought these assets back into use resulting in an $8.4 increase to the book value of the assets. The Company also recorded additional impairment charges as a result of revised recoverability estimates for other assets available for sale.

     As of June 30, 2003, capital assets included $18.6 representing assets available for sale.

(c)  2003 RESTRUCTURING:

     In January 2003, the Company announced that it will further reduce its manufacturing capacity. The Company expects to incur a charge of between $50.0 to $70.0. During the quarter, the Company recorded a charge of $5.3, comprised of employee related costs and a non-cash charge of $2.5 to write-down certain capital assets which were disposed of. The Company expects to incur the remainder of the charges in the third and fourth quarters of 2003.

6.   SEGMENTED INFORMATION:

     The Company's operations fall into one dominant industry segment, the electronics manufacturing services industry. The Company manages its operations, and accordingly determines its operating segments, on a geographic basis. The performance of geographic operating segments is monitored based on EBIAT (earnings/loss before interest, amortization of intangible assets, integration costs related to acquisitions, other charges and income taxes). Inter-segment transactions are reflected at market value. The following is a breakdown by reporting segment:

                                                          THREE MONTHS ENDED              SIX MONTHS ENDED
                                                                JUNE 30                        JUNE 30
                                                           2002            2003           2002             2003
                                                      --------------  --------------  -------------    ------------
    REVENUE
    Americas.........................................  $   1,308.8    $       783.8    $   2,668.2     $   1,553.1
    Europe...........................................        480.6            344.1          950.9           680.5
    Asia.............................................        533.4            538.1          934.1         1,063.6
    Elimination of inter-segment revenue.............        (73.6)           (67.6)        (152.5)         (111.5)
                                                       -----------     -----------     -----------    ------------
                                                       $   2,249.2     $   1,598.4     $   4,400.7     $   3,185.7
                                                       ===========     ===========     ===========     ===========

                                                          THREE MONTHS ENDED              SIX MONTHS ENDED
                                                                JUNE 30                        JUNE 30
                                                         2002            2003           2002            2003
                                                    --------------  -------------- --------------  ---------
    EBIAT
    Americas.......................................  $      44.1     $       7.0     $     84.4      $     22.6
    Europe.........................................         11.8           (33.7)          27.2           (59.1)
    Asia...........................................         26.1            11.2           45.8            32.5
                                                     -----------     -----------     ----------      ----------
                                                            82.0           (15.5)         157.4            (4.0)
    Interest, net..................................         (1.4)            1.5           (3.1)            4.8
    Amortization of intangible assets..............        (21.7)          (12.1)         (43.7)          (24.5)
    Integration costs related to acquisitions......        (10.2)              -          (14.1)              -
    Other charges (note 5).........................            -           (21.6)             -           (20.0)
                                                     -----------     -----------     ----------      ----------
    Earnings (loss) before income taxes............  $      48.7     $     (47.7)    $     96.5      $    (43.7)
                                                     ===========     ===========     ===========     ===========

                                                                                             AS AT JUNE 30
                                                                                         2002            2003
                                                                                    --------------  ---------
    TOTAL ASSETS
    Americas....................................................................       $  3,381.5     $    2,332.3
    Europe......................................................................          1,546.7          1,050.2
    Asia........................................................................          1,893.4          1,952.6
                                                                                       ----------     ------------
                                                                                       $  6,821.6     $    5,335.1
                                                                                       ==========     ============

    GOODWILL
    Americas....................................................................       $    245.0     $      115.7
    Europe......................................................................             74.5               -
    Asia........................................................................            818.4            832.3
                                                                                       ----------     ------------
                                                                                       $  1,137.9     $      948.0
                                                                                       ==========     ============

7.   WEIGHTED AVERAGE SHARES OUTSTANDING AND EARNINGS (LOSS) PER SHARE:

     The following table sets forth the calculation of basic and diluted earnings (loss) per share:

                                                          THREE MONTHS ENDED               SIX MONTHS ENDED
                                                                JUNE 30                         JUNE 30
                                                         2002           2003              2002             2003
                                                    --------------  --------------   ---------------   ------------
 Numerator:
     Net earnings (loss)...........................   $      40.4    $     (39.6)     $       80.1    $      (36.2)
     Convertible debt accretion, net of tax........          (4.4)          (3.5)             (8.6)           (7.5)
     Gain on repurchase of convertible debt,
     net of tax (1)................................             -            4.2                 -             9.9
                                                      -----------    -----------      ------------    ------------
     Earnings (loss) available to common
     shareholders..................................   $      36.0     $    (38.9)     $       71.5    $      (33.8)

 Denominator:
     Weighted average shares - basic (in millions).         230.2          218.0             230.0           222.5
     Effect of dilutive securities (in millions):
             Employee stock options (2)............           5.8              -               6.5               -
             Convertible debt (2)(3)...............             -              -                 -               -
                                                      -----------    -----------      ------------    ------------
     Weighted average shares - diluted (in millions)        236.0          218.0             236.5           222.5

 Earnings (loss) per share:
     Basic.........................................   $      0.16    $     (0.18)     $       0.31     $     (0.15)
     Diluted.......................................   $      0.15    $     (0.18)     $       0.30     $     (0.15)

  (1) For the three and six months ended June 30, 2003, the gain on the principal equity component of the convertible debt repurchase of $4.2 and $9.9, respectively, is included in the calculation of basic and diluted earnings per share. See note 3.
  (2) For the three and six months ended June 30, 2003, excludes the effect of all options and convertible debt as they are anti-dilutive due to the loss.
  (3) For the three and six months ended June 30, 2002, excludes the effect of the convertible debt as it is anti-dilutive.

8.    SUPPLEMENTAL CASH FLOW INFORMATION:

                                                          THREE MONTHS ENDED              SIX MONTHS ENDED
                                                                JUNE 30                        JUNE 30
                                                         2002           2003            2002           2003
                                                    --------------  --------------  --------------  ------------
Paid during the period:
Interest..........................................    $       9.8    $       2.4     $     12.1     $      4.2
Taxes.............................................    $       6.7    $       7.8     $     11.5     $      5.6

Non-cash financing activities:
  Convertible debt accretion, net of tax .........    $       4.4    $       3.5     $      8.6     $      7.5

9.   STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS:

     In accordance with the CICA Handbook Section 3870, the Company discloses pro forma net earnings (loss) and earnings (loss) per share information as if the Company had accounted for employee stock options under the fair value method. The Company has applied the pro forma disclosure provisions of the standard to awards granted on or after January 1, 2002. The pro forma effect of awards granted prior to January 1, 2002 has not been included.

     The fair value of the options issued by the Company during the quarter was determined using the Black-Scholes option pricing model. The Company used the following weighted average assumptions in the quarter: risk-free rate of 3.5%; dividend yield of 0%; a volatility factor of the expected market price of the Company's shares of 70%; and an expected option life of 4.7 years. The weighted average grant date fair values of options issued during the quarter was $6.86 per share. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to income over the vesting period, on a straight-line basis. For the three months ended June 30, 2003, the Company's pro forma net loss is $42.2 and the pro forma basic and diluted loss per share is $0.19. For the six months ended June 30, 2003, the Company's pro forma net loss is $41.4 and the pro forma basic and diluted loss per share is $0.18. The Company's stock option plans are described in note 11 in the 2002 consolidated financial statements.

10.  GUARANTEES AND CONTINGENCIES:

     Effective January 1, 2003, the Company adopted the new CICA Accounting Guideline AcG-14, which requires certain disclosures of obligations under guarantees.

     Contingent liabilities in the form of letters of credit, letters of guarantee, and surety and performance bonds, are provided to various third parties. These guarantees cover various payments including customs and excise taxes, utility commitments and certain bank guarantees. At June 30, 2003, these liabilities, including guarantees of employee share purchase loans, amounted to $67.1 (March 31, 2003 - $62.5).

     In addition to the above guarantees, the Company has also provided routine indemnifications, whose terms range in duration and often are not explicitly defined. These guarantees may include indemnifications against adverse effects due to changes in tax laws and patent infringements by third parties. The maximum amounts from these indemnifications cannot be reasonably estimated. In some cases, the Company has recourse against other parties to mitigate its risk of loss from these guarantees. Historically, the Company has not made significant payments relating to these types of indemnifications.

     Under the terms of an existing real estate lease, which expires in 2004, Celestica has the right to acquire the real estate at a purchase price equal to the lease balance, which at June 30, 2003 was approximately $37.3. In the event that the lease is not renewed, subject to certain conditions, Celestica may choose to market and complete the sale of the real estate on behalf of the lessor. If the highest offer received is less than the lease balance, Celestica would pay the lessor the lease balance less the gross sale proceeds, subject to a maximum of $31.5. In the event that no acceptable offers are received, Celestica would pay the lessor $31.5 and return the property to the lessor. Alternatively, Celestica may choose to acquire the real estate at the expiration for a price equal to the then current lease balance.

11.  COMPARATIVE INFORMATION:

     The Company has reclassified certain prior period information to conform to the current period's presentation.

12.  SUBSEQUENT EVENT:

     In July 2003, the Company announced that it intends to launch a new Normal Course Issuer Bid, upon expiry of its existing bid on July 31, 2003, to repurchase, at its discretion during the 12 months ending July 31, 2004, up to an additional 10% of its public float. This plan is subject to the approval of the Toronto Stock Exchange.


                                      -30-